UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: March 2024	Commission File Number: 1-8481

BCE Inc.

(Translation of Registrant’s name into English)

1, carrefour Alexander-Graham-Bell, Verdun, Québec, Canada H3E 3B3,

(514) 870-8777

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes [  ]          No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Only the Notice of 2024 Annual General Shareholder Meeting and Management Proxy Circular furnished with this Form 6-K as Exhibit 99.1 is incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration Statement No. 333-12130) and Form S-8 (Registration Statement Nos. 333-12780 and 333-12802) and the joint registration statement filed by BCE Inc. and Bell Canada with the Securities and Exchange Commission on Form F-10 (Registration Statement Nos. 333-263337 and 333-263337-01). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

By:	(signed) Martin Cossette

Martin Cossette
Senior Vice-President, Corporate Strategy (M&A) and Corporate Secretary

Date: March 26, 2024

EXHIBIT INDEX

99.1	Notice of 2024 Annual General Shareholder Meeting and Management Proxy Circular
99.2	Notice of 2024 Annual General Shareholder Meeting and Notice of Availability of Meeting Materials
99.3	Proxy Form (Registered Shareholders)
99.4	Notice of Availability of BCE Inc.’s Fighting Against Forced and Child Labour Report